TSX, NYSE – HBM
2015 No. 20

Hudbay Releases Third Quarter 2015 Results

Toronto, Ontario, November 5, 2015 – HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its third quarter 2015 financial results.

In the third quarter of 2015, operating cash flow before stream deposit and change in non-cash working capital increased to $79.9 million from $12.1 million in the third quarter of 2014.

The net loss and loss per share in the third quarter of 2015 were $11.8 million and $0.05, respectively, compared to net earnings and earnings per share of $46.2 million and $0.21, respectively, in the third quarter of 2014. Net loss and loss per share in the third quarter of 2015 were affected by, among other things, the following items:

	Pre-tax	After-tax	Per share
	loss	loss	loss
	($ millions)	($ millions)	($/share)
Arizona asset impairment	(34.5)	(21.4)	(0.09)
Net gain on mark-to-market of various financial instruments	5.4	5.4	0.02
Non-cash deferred tax adjustments	-	(2.9)	(0.01)
Foreign currency translation gain	4.0	2.9	0.01
Loss as a result of provisional pricing adjustments, net of hedging	(6.5)	(4.2)	(0.02)

Hudbay expects to achieve full year 2015 production and cost guidance for all of its operations.

Financial and Operating Results

Starting with its results for the period ended September 30, 2015, Hudbay has changed its reporting currency to US dollars; accordingly, amounts are in US dollars unless otherwise noted. All comparable figures have been restated in US dollars, as per Note 4 of the unaudited condensed interim financial statements.

Operating cash flows before stream deposit and changes in non-cash working capital increased 559% to $79.9 million for the three months ending September 30, 2015 compared to the same period in the prior year. The increase was the result of significant growth in production and sales of most metals as the Constancia mine achieved commercial production at the end of April 2015. Metals production increases included 389% for copper, 329% for silver, 45% for gold and 7% for zinc, and cash cost per pound of copper produced, net of by-product credits, was $0.90. While operating cash flows benefitted from the significant increase in sales volumes and a low cash cost, these factors were partly offset by lower realized prices for all metals when compared to the prior year’s quarter.

TSX, NYSE – HBM
2015 No. 20

However, net earnings decreased by $58.0 million. This change occurred primarily as a result of a $34.5 million impairment charge associated with equipment inherited from the acquisition of Augusta. In addition, in the third quarter of 2014, Hudbay recorded net gains of $56.2 million related to the Augusta acquisition.

Financial Performance		Three months ended		Nine months ended
($000s except per share and cash cost amounts)		September 30		September 30
		2015	2014	2015	2014
Revenue		269,808	170,233	549,410	394,821
(Loss) profit before tax		(16,132)	53,934	(73,431)	38,335
Basic and diluted (loss) earnings per share[1]		(0.05)	0.21	(0.32)	0.11
(Loss) profit		(11,833)	46,153	(75,960)	21,675
Operating cash flows before stream deposit and change in non-cash working capital		79,916	12,124	115,835	18,761
Operating cash flow per share[2]		0.34	0.05	0.49	0.09
Cash cost per pound of copper produced, net of by-product credits[2]		0.90	0.41	1.09	1.61
Production
Contained metal in concentrate[3]
Copper	(tonnes)	47,921	9,798	99,141	27,531
Gold	(oz)	26,541	18,279	73,433	53,909
Silver	(oz)	835,430	194,809	1,925,662	576,160
Zinc	(tonnes)	24,165	22,653	70,557	63,429
Metal Sold
Payable metal in concentrate
Copper	(tonnes)	39,023	11,647	75,886	25,552
Gold	(oz)	34,370	21,150	61,895	50,657
Silver	(oz)	593,650	209,377	1,122,061	503,284
Refined zinc	(tonnes)	25,420	28,835	74,856	74,290

1Attributable to owners of the Company
2Operating cash flow per share and cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 4 of this news release.
3Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms

During the third quarter of 2015, shipments of copper concentrate from the Constancia mine to the port in Matarani were principally constrained by truck driver availability, and truck turnaround time due to road refurbishment. Due to these issues and the rapid ramp up in production, concentrate on site increased to approximately 65,000 tonnes at quarter end. With a significant increase in trucking capacity in Peru since the middle of September, considerable progress has been made in moving the copper concentrate from the Constancia site to port. The majority of the excess inventory is expected to be sold during the fourth quarter. Since September 30, 2015, inventory levels at the Constancia mine site have declined by approximately 30%.

As at September 30, 2015, Hudbay had total liquidity of approximately $300 million, including $114 million in cash and cash equivalents as well as commitments under its revolving credit facility. This does not include approximately $60 million in expected net cash flow from the sale of excess unsold copper concentrate inventory.

TSX, NYSE – HBM
2015 No. 20

Recent Developments

As indicated, there was an impairment loss recognized of $34.5 million to reflect the orderly liquidation value of the previously purchased equipment and certain long lead equipment deposits in the Arizona business unit. This followed from the completion of a value engineering process in the second and third quarters of 2015, which deemed that certain equipment previously purchased or ordered by prior Augusta management is unsuitable to achieve the design objectives for Rosemont, and that different equipment will better meet Rosemont’s objectives while observing permitting commitments. Although Hudbay’s valuation assumptions in determining the Augusta purchase price allocation allowed for additional capital spending beyond Augusta's previous guidance, the purchase price allocation valued this equipment at cost based on the information available at the time.

The collective agreements with each of the seven labour unions representing employees at Hudbay’s Manitoba business unit expired on December 31, 2014. All seven unions have now ratified new three-year agreements that provide enhancements to wage rates, pensions and benefits. The labour disruption experienced in the second and third quarters ended in late August.

On November 2, 2015, Hudbay completed the sale of Balmat Holding Corporation to Northern Zinc, LLC and Northern Zinc, LLC was concurrently acquired by Star Mountain Resources, Inc. (“Star Mountain”). On closing, Hudbay received 550,000 shares of Star Mountain common stock and $1 million in cash; Hudbay previously received $0.5 million in upfront deposit payments and is entitled to receive up to an additional $15.5 million in future cash payments or, at Star Mountain’s election, $7 million in cash within three months of the closing date.

Peru Operations Review

During the third quarter of 2015, mining operations continued as planned and cost optimization is underway. Equipment availabilities are within design parameters and both loading and hauling efficiencies remain consistent with expectations.

Optimization of plant performance remains the primary focus, as more is understood about varying ore types. During September, copper recoveries plateaued at 80% due to a greater presence of oxide minerals than previously anticipated in the upper sequence of the mine. However, metals production targets continue to be achieved as the reduced ore recovery has been offset by higher-than-expected copper grades and ore throughput. Monthly ore throughput increased from 2 million tonnes in July to 2.6 million tonnes in September.

Commissioning of the molybdenum concentrate circuit has been delayed into the fourth quarter due to the availability of key reagents and due to ore characteristics.

Metal production and combined operating costs per tonne at Constancia are expected to be within guidance ranges for 2015.

Manitoba Operations Review

For the third quarter of 2015, ore processed was relatively consistent compared to the same period of 2014. Compared to the same quarter of the prior year, gold, zinc and copper grades were 17%, 6% and 5% higher, respectively, and silver grades were 15% lower as a result of normal mine sequencing. Combined operating costs per tonne of ore processed in the third quarter of 2015 were 34% higher, compared to the same period in 2014, primarily due to increased commercial production at the Snow Lake operations, which have higher unit costs, as well as increased unit costs at the Flin Flon operations resulting from decreased production at the 777 mine. In the fourth quarter of 2015, Hudbay expects to realize sequential improvements in metals production and unit costs per tonne of ore processed as the 777 mine is beginning to benefit from the effects of its planned mine fleet renewal.

TSX, NYSE – HBM
2015 No. 20

Metal production and combined operating costs per tonne in Manitoba are expected to be within guidance ranges for 2015.

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash cost per pound of copper produced are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper produced, it helps investors assess the performance the company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow per Share

The following table presents Hudbay’s calculation of operating cash flow per share for the three and nine months ended September 30, 2015 and September 30, 2014:

	Three Months Ended		Nine Months Ended
($000s except shares and per share amounts)	September 30		September 30
	2015	2014	2015	2014
Operating cash flow before stream deposit and change in non-cash working capital	79,916	12,124	115,835	18,761

Weighted average shares outstanding - basic	235,231,688	222,742,698	234,487,505	200,730,956
Operating cash flow per share[1] ($)	0.34	0.05	0.49	0.09

1Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non-IFRS financial performance measure with no standardized meaning under IFRS.

Reconciliation of Cash Cost, After By-product Credits (non-IFRS) to Cost of Sales (IFRS)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations. Hudbay’s calculation designates copper as its primary metal of production as it has been, and is expected to be, the largest component of revenues. Two changes have been made to the cash cost calculation beginning with reporting for the three and six months ended June 30, 2015. First, the basis of measurement has been changed from pounds of copper sold to pounds of copper produced. This change has been made to better align the costs of production with copper produced in the same period and reduce the variation in cash cost due to inventory sales timing. Second, royalties have been removed from the cash cost. This change increases consistency between Hudbay’s cash cost calculation and industry peers. The calculation is presented in two manners:

TSX, NYSE – HBM
2015 No. 20

•

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by- product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash costs under this measure.

•

Cash cost, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, silver, and molybdenum are significant and are integral to the economics of Hudbay’s operations. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming that realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by- product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The tables below present a detailed build-up of cash cost by business unit in addition to reconciliations between cash cost, after by-product credits to the most comparable GAAP measures of cost of sales for the three and nine-month periods ended September 30, 2015 and 2014. Cash costs, net of by-product credits per pound of copper produced may not calculate based on amounts presented in the tables below due to rounding.

Consolidated	Three Months Ended		Nine Months Ended
	September 30		September 30
Net pounds of copper produced[1] (000s)	2015	2014	2015	2014
Manitoba	22,650	21,151	68,297	58,001
Peru	82,998	-	122,989	-
Net pounds of copper produced	105,648	21,151	191,286	58,001

Consolidated	Three Months Ended				Nine Months Ended
	September 30				September 30
Cash costs per pound of copper produced	2015		2014		2015		2014
	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	179,766	1.70	94,572	4.47	427,795	2.24	303,811	5.24
By-product credits	(84,843)	(0.80)	(85,810)	(4.06)	(219,321)	(1.15)	(210,718)	(3.63)
Cash cost, net of by-product credits	94,923	0.90	8,762	0.41	208,474	1.09	93,093	1.61

1Contained copper in concentrate, exclusive of Constancia copper produced prior to achievement of commercial production on May 1, 2015

TSX, NYSE – HBM
2015 No. 20

Consolidated	Three Months Ended				Nine Months Ended
	September 30				September 30
Supplementary cash cost information	2015		2014		2015		2014
	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits:
Zinc	50,030	0.47	69,938	3.31	164,215	0.86	172,189	2.97
Gold	40,420	0.38	27,091	1.28	74,633	0.39	63,685	1.10
Silver	9,525	0.09	4,400	0.21	18,518	0.10	10,418	0.18
Other	803	0.01	1,100	0.05	2,803	0.01	3,149	0.05
Total by-product credits	100,778	0.95	102,529	4.85	260,169	1.36	249,441	4.30
Less: deferred revenue	(15,935)	(0.15)	(15,829)	(0.75)	(38,691)	(0.20)	(36,423)	(0.63)
Less: pre-production credits	-	-	(890)	(0.04)	(2,157)	(0.01)	(2,300)	(0.04)
Total by-product credits, net of pre- production credits	84,843	0.80	85,810	4.06	219,321	1.15	210,718	3.63
Reconciliation to IFRS:
Cash cost, net of by-product credits	94,923		8,762		208,474		93,093
By-product credits	100,778		102,529		260,169		249,441
Change in deferred revenues	(15,935)		(15,829)		(38,691)		(36,423)
Pre-production revenues	-		(890)		(2,157)		(2,300)
Treatment and refining charges[2]	(27,909)		(8,566)		(47,836)		(21,188)
Share based payment	(480)		(106)		10		479
Pension enhancement	-		-		17,064		-
Adjustments related to zinc inventory write-off (reversals)	-		-		-		(4,635)
Change in product inventory	3,825		25,582		(38,698)		(4,772)
Royalties	3,734		3,136		6,812		7,694
Depreciation and amortization	68,843		27,085		124,702		62,823
Cost of sales	227,779		141,703		489,849		344,212

1Per pound of copper produced
2Excludes $7,739 of treatment and refining charges which were incurred prior to commercial production during the nine months ended September 30, 2015

Cash cost, net of by-product credits, in the third quarter of 2015 was $0.90/lb, an increase of $0.49/lb compared to the same period of 2014. Cash cost in 2014 related solely to Manitoba operations, and benefitted from unusually low operating costs and high by-product credits in that quarter. Costs in the third quarter of 2015 reflect the Constancia mine being in commercial production, and higher mine costs in Manitoba as a result of the Lalor production shaft being in commercial production. This was partially offset by increased gold and silver by-product credits and the effect of foreign exchange on Canadian dollar denominated costs in the quarter.

Year-to-date cash cost net of by-product credits was US$1.09/lb, compared to US$1.61/lb in 2014. The year-to-date variance is largely the result of higher production volume and lower cost of purchased ore and zinc concentrates, and zinc refining costs, offset partly by higher mine costs in Manitoba.

TSX, NYSE – HBM
2015 No. 20

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2015/Q3/IMDAQU315.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2015/Q3/IFSQU315.pdf

Conference Call and Webcast

Date:	Friday, November 6, 2015

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	5000396#

The conference call replay will be available until 1 p.m. (Eastern Time) on November 13, 2015. An archived audio webcast of the call also will be available on Hudbay's website.

Qualified Person

The technical and scientific information in this news release related to the Constancia mine has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

TSX, NYSE – HBM
2015 No. 20

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at Hudbay’s mines and processing facilities, anticipated production from the company’s projects and events that may affect its operations and development projects, anticipated sales of the excess copper concentrate inventory at Constancia, anticipated improvements of the recoveries at Constancia, the anticipated effect of external factors on revenue, such as commodity prices, the potential to refurbish the recently acquired New Britannia mill (“the NBM Mill”) and utilize it to process ore from its Lalor mine, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the accuracy of geological, mining and metallurgical estimates;
•	the costs of production;
•	the supply and demand for metals that Hudbay produces;
•	the supply and availability of concentrate for Hudbay’s processing facilities;
•	the supply and availability of third party processing facilities for Hudbay’s concentrate;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	the availability of transportation services at reasonable prices;
•	the ability to successfully resolve logistical issues with respect to the transportation and shipping of concentrates;
•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;
•	the timing and receipt of various regulatory and governmental approvals;
•	the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;
•	Hudbay’s ability to secure required land rights to mine the Pampacancha deposit in Peru;

TSX, NYSE – HBM
2015 No. 20

•

maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia mine and Rosemont project and First Nations communities surrounding its Lalor and Reed mines;

•	no significant unanticipated challenges with stakeholders at Hudbay’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the permitting of the Rosemont project and related legal challenges), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru (including the expansion of the port in Matarani) not being completed on schedule, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

TSX, NYSE – HBM
2015 No. 20

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). Hudbay also has equity investments in a number of junior exploration companies. The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low cost mines in the Americas. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per-share basis, in high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Jacqueline Allison
Director, Investor Relations
(416) 814-4387
jacqueline.allison@hudbayminerals.com